SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 29 September 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Tender Offer dated 29 September 2020

Exhibit No: 99.1

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (the United States) OR ANY OTHER JURISDICTION OR TO ANY OTHER PERSON WHERE OR TO WHOM IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT (SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW)

29 September 2020.

InterContinental Hotels Group PLC announces tender offer for its £400,000,000 3.875 per cent. Notes due 2022

InterContinental Hotels Group PLC (the Company) announces today its invitation to holders of its £400,000,000 3.875 per cent. Notes due 28 November 2022 (ISIN: XS0859098351) guaranteed by Six Continents Limited and InterContinental Hotels Limited (together, the Guarantors and each a Guarantor) (the Notes) to tender their Notes for purchase by the Company for cash (subject to the satisfaction (without limitation) or waiver of the New Financing Condition on or prior to the Settlement Date (each as defined below)) (the Offer).

The Offer is being made on the terms and subject to the conditions contained in the tender offer memorandum dated 29 September 2020 (the Tender Offer Memorandum) prepared by the Company and is subject to the offer restrictions set out below and as more fully described in the Tender Offer Memorandum.

Copies of the Tender Offer Memorandum are (subject to distribution restrictions) available from the Dealer Managers and the Tender Agent as set out below. Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

Summary

A summary of certain of the terms of the Offer appears below:
Description of the Notes	ISIN/ Common Code	Outstanding Nominal Amount	Purchase Price	Maximum Acceptance Amount
£400,000,000 3.875 per cent. Notes due 2022	XS0859098351/ 085909835	£400,000,000	104.40 per cent. of the principal amount of the Notes
An aggregate nominal amount of the outstanding Notes to be determined by the Company as set out in the Tender Offer Memorandum and announced as soon as reasonably practicable following the pricing of the New Notes (as defined below)

The Company is not under any obligation to accept any tender of Notes for purchase pursuant to the Offer.  Tenders of Notes for purchase may be rejected in the sole discretion of the Company for any reason and the Company is not under any obligation to Noteholders to furnish any reason or justification for refusing to accept a tender of Notes for purchase.  For example, tenders of Notes for purchase may be rejected if the Offer is terminated, if the New Financing Condition is not satisfied or waived, if the Offer does not comply with the relevant requirements of a particular jurisdiction or for any other reason. The Company may, in its sole discretion, extend, re-open, amend, waive any condition of and/or terminate the Offer at any time (subject to applicable law and as provided in the Tender Offer Memorandum).

In addition, the Company announced today its intention to issue one or two series of new fixed rate euro and/or sterling denominated notes under its £3,000,000,000 Euro Medium Term Note Programme (the New Notes), to be unconditionally and irrevocably guaranteed by the Guarantors. Whether the Company will accept for purchase Notes validly tendered pursuant to the Offer is subject, without limitation, to the successful completion (in the sole determination of the Company) of the issue of the New Notes (the New Financing Condition) or (in the sole determination of the Company) the waiver of such condition by the Company.

Rationale for the Offer

The purpose of the Offer is to optimise the Company's debt maturity profile in conjunction with the proposed issue of New Notes. Furthermore, the Offer will provide liquidity to those holders whose Notes are accepted in the Offer.

Notes purchased by the Company pursuant to the Offer will be cancelled and will not be re-issued or re-sold. Notes which have not been validly offered and accepted for purchase pursuant to the Offer will remain outstanding.

Details of the Offer

Purchase Price

The Company will pay for Notes validly tendered and accepted (subject to the satisfaction (without limitation) or waiver of the New Financing Condition on or prior to the Settlement Date) by it for purchase pursuant to the Offer at a price equal to 104.40 per cent. of the principal amount of the Notes (the Purchase Price).

Accrued Interest

The Company will also pay accrued and unpaid interest (an Accrued Interest Payment) from (and including) the immediately preceding interest payment date for the Notes to (but excluding) the Settlement Date in respect of Notes accepted for purchase pursuant to the Offer.

New Financing Condition

The Company is not under any obligation to accept for purchase any Notes tendered pursuant to the Offer. The acceptance for purchase by the Company of Notes tendered pursuant to the Offer is at the sole discretion of the Company and tenders may be rejected by the Company for any reason.

The Company announced today its intention to issue New Notes, to be unconditionally and irrevocably guaranteed by the Guarantors. Whether the Company will accept for purchase Notes validly tendered pursuant to the Offer is subject to the satisfaction (without limitation) or waiver of the New Financing Condition on or prior to the Settlement Date.

Any investment decision to purchase any New Notes should be made solely on the basis of the information contained in the base prospectus dated 14 September 2020, prepared by the Company and relating to its £3,000,000,000 Euro Medium Term Note Programme (the Base Prospectus) and the final terms relating to such New Notes and no reliance is to be placed on any representations other than those contained in the Base Prospectus.

The New Notes are not being, and will not be, offered or sold in the United States. Nothing in the Tender Offer Memorandum constitutes an offer to sell or the solicitation of an offer to buy the New Notes in the United States or any other jurisdiction. Securities may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act. The New Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons.

The New Notes have and shall only be offered in conformity with the provisions of the Base Prospectus and the selling restrictions and, if applicable, the exemption wording, contained therein.

No action has been or will be taken in any jurisdiction in relation to the New Notes to permit a public offering of securities.

Compliance information for the New Notes: MiFID II professionals/ECPs only/No PRIIPs KID - eligible counterparties and professional clients only (all distribution channels). No sales to EEA or UK retail investors; no key information document has been or will be prepared. See the Base Prospectus for further information.

Allocation of the New Notes

The Company will, in connection with the allocation of the proposed issue of New Notes by or on behalf of the Company, consider among other factors whether or not the relevant Noteholder seeking an allocation of the New Notes has validly tendered, or indicated a firm intention to tender, their Notes pursuant to the Offer, and, if so, the aggregate principal amount of the Notes validly tendered or intended to be tendered by such Noteholder. When considering allocation of the New Notes, the Company may give preference to those Noteholders who, prior to such allocation, have validly tendered or indicated their firm intention to the Company or to any of the Dealer Managers to tender their Notes pursuant to the Offer and subscribe for New Notes. However, the Company is not obliged to allocate the New Notes to a Noteholder who has validly tendered or indicated a firm intention to tender the Notes pursuant to the Offer. Any allocation of the New Notes, while being considered by the Company as set out above, will be made in accordance with customary new issue allocation processes and procedures. In the event that a Noteholder validly tenders Notes pursuant to the Offer, such Notes will remain subject to such tender and the conditions of the Offer as set out in the Tender Offer Memorandum irrespective of whether that Noteholder receives all, part or none of any allocation of New Notes for which it has applied.

A Noteholder wishing for its Tender Instruction or its intention to tender Notes to be taken into account in the allocation process for the New Notes should contact a Dealer Manager (in its capacity as a joint bookrunner of the issue of the New Notes) in accordance with the standard new issue procedure of such Dealer Manager. The pricing of the New Notes is expected to take place prior to the Expiration Deadline (as defined below) and, as such, Noteholders are advised to contact a Dealer Manager as soon as possible in order for this to be taken into account as part of the New Notes allocation process.

Maximum Acceptance Amount and Scaling

Subject to the satisfaction (without limitation) or waiver of the New Financing Condition on or prior to the Settlement Date, the Company proposes to accept for purchase pursuant to the Offer a maximum aggregate nominal amount of the outstanding Notes that will be determined as soon as reasonably practicable following the pricing of the New Notes at the Company's sole discretion (the Maximum Acceptance Amount), although the Company reserves the right, in its sole discretion, to accept more or less than the Maximum Acceptance Amount for purchase pursuant to the Offer (the final aggregate amount of Notes accepted for purchase pursuant to the Offer being the Final Acceptance Amount).

If the aggregate nominal amount of Notes tendered for purchase pursuant to the Offer is greater than the Final Acceptance Amount, Notes may be accepted for purchase on a pro rata basis, as fully described in the Tender Offer Memorandum.

Tender Instructions

In order to participate in, and be eligible to receive the Purchase Price and Accrued Interest Payment pursuant to the Offer, Noteholders must validly tender their Notes by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by 4.00p.m. (London time) on 6 October 2020.

Tender Instructions will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum.

Tender Instructions must be submitted in respect of a minimum nominal amount of Notes of no less than £100,000, being the minimum denomination of the Notes, and may be submitted in integral amounts of £1,000 thereafter.

A separate Tender Instruction must be completed on behalf of each beneficial owner.

Indicative Timetable for the Offer

This is an indicative timetable showing one possible outcome for the timing of the Offer based on the dates in the Tender Offer Memorandum. This timetable is subject to change and dates and times may be extended or amended by the Company in accordance with the terms of the Offer as described in the Tender Offer Memorandum. Accordingly, the actual timetable may differ significantly from the timetable below.

Events	Times and Dates (All times are London time)
Commencement of the Offer Offer announced. Tender Offer Memorandum available from the Tender Agent.	Tuesday, 29 September 2020
Expected pricing of the New Notes	Prior to the Expiration Deadline
Announcement of Maximum Acceptance Amount	As soon as reasonably practicable after pricing of the New Notes
Expiration Deadline Final deadline for receipt of valid Tender Instructions by the Tender Agent in order for Noteholders to be able to participate in the Offer.	4.00p.m. on Tuesday, 6 October 2020
Announcement of Results
Announcement of whether the Company will accept (subject to the satisfaction (without limitation) or waiver of the New Financing Condition on or prior to the Settlement Date) valid tenders of Notes pursuant to the Offer and, if so accepted, the Final Acceptance Amount and details of any pro rata scaling.

As soon as reasonably practicable on Wednesday, 7 October 2020
Settlement Date
Subject to the satisfaction (without limitation) or waiver of the New Financing Condition on or prior to the Settlement Date, Expected Settlement Date for the Offer.

Payment of the Purchase Price and Accrued Interest for any Notes accepted for purchase and settlement of such purchases.
Thursday, 8 October 2020

The Company may, in its sole discretion, extend, re-open, amend, waive any condition of and/or terminate the Offer at any time (subject to applicable law and as provided in the Tender Offer Memorandum) and the above times and dates are subject to the right of the Company to so extend, re-open, amend, waive any condition (including the New Financing Condition) of and/or terminate the Offer.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would need to receive Tender Instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their Tender Instruction to participate in, the Offer by the deadlines set out above.  The deadlines set by any such intermediary and each Clearing System for the submission and withdrawal of Tender Instructions will be earlier than the relevant deadlines set out above and in the Tender Offer Memorandum.

Unless stated otherwise, announcements in connection with the Offer will be made (i) by publication via RNS and (ii) by the delivery of notices to the Clearing Systems for communication to Direct Participants. Such announcements may also be found on the relevant Reuters Insider Screen and be made by the issue of a press release to a Notifying News Service. Copies of all such announcements, press releases and notices can also be obtained upon request from the Tender Agent, the contact details for which are below. Significant delays may be experienced where notices are delivered to the Clearing Systems and Noteholders are urged to contact the Tender Agent for the relevant announcements during the course of the Offer. In addition, Noteholders may contact the Dealer Managers for information using the contact details below.

Noteholders are advised to read carefully the Tender Offer Memorandum for full details of and information on the procedures for participating in the Offer.

Barclays Bank PLC (Telephone: + 44 (0) 20 3134 8515; Attention: Liability Management Group; Email: eu.lm@barclays.com) and BofA Securities (Telephone: +44 (0) 20 7996 5420; Attention: Liability Management Group; Email: DG.LM-EMEA@bofa.com) are acting as Dealer Managers for the Offer and Lucid Issuer Services Limited (Telephone: +44 (0) 20 7704 0880; Attention: Owen Morris; Email: ihg@lucid-is.com) is acting as Tender Agent.

Questions and requests for assistance in connection with (i) the Offer may be directed to the Dealer Managers and (ii) the delivery of Tender Instructions may be directed to the Tender Agent, the contact details for each of which are set out above.

This announcement is released by the Company and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR), encompassing information relating to the Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Nicolette Henfrey, Company Secretary of InterContinental Hotels Group PLC.

LEI Number: 2138007ZFQYRUSLU3J98

DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum.  This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offer.  If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser.  Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Offer. None of the Company, the Guarantors, the Dealer Managers or the Tender Agent makes any recommendation whether Noteholders should tender Notes pursuant to the Offer.

OFFER AND DISTRIBUTION RESTRICTIONS

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Company, the Guarantors, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.  Neither this announcement nor the Tender Offer Memorandum constitutes an offer to buy or a solicitation of an offer to sell the Notes (and tenders of Notes in the Offer will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and either Dealer Manager or any of the Dealer Managers' respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the Company in such jurisdictions.

United States

The Offer is not being made or offered, and will not be made or offered, directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States or to or for the account or benefit of any U.S. person (as defined in Regulation S of the United States Securities Act of 1933, as amended (each a U.S. Person)). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Notes may not be tendered in the Offer by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States or by, or by any person acting for the account or benefit of, a U.S. Person. Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any persons located or resident in the United States or to any U.S. Person. Any purported tender of Notes in the Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Notes made by, or by any person acting for the account or benefit of, a U.S. Person or by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or for a U.S. Person will be invalid and will not be accepted.

Neither this announcement nor the Tender Offer Memorandum is an offer to buy or sell, or a solicitation of an offer to sell or buy, any Notes or other securities in the United States or to U.S. Persons. Securities may not be offered or sold in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act. The New Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. Persons.

Accordingly, each holder of Notes participating in the Offer will represent that it (i) did not receive in the United States a copy of this announcement, the Tender Offer Memorandum or any other document or information related to the Offer and did not send any such document or information into the United States, (ii) has not used, directly or indirectly, the mails of, or a means of communication or other means or instrumentality of commerce or the facilities of a United States securities exchange in relation to the Offer, (iii) is not a U.S. Person, it is not located in the United States and is not participating in the Offer from the United States, or (iv) if not a beneficial owner of the Notes, it is acting on a non-discretionary basis for a principal located outside the United States that it did not receive in the United States a copy of this announcement, the Tender Offer Memorandum or any other document or information related to the Offer and did not send any such document or information into the United States, has not used, directly or indirectly, the mails of, or a means of communication or other means or instrumentality of commerce or the facilities of a United States securities exchange in relation to the Offer, and is not giving an order to accept or participate in the Offer from the United States and is not a U.S. Person. For the purposes of this and the above two paragraphs, United States means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

Italy

None of the Offer, this announcement, the Tender Offer Memorandum or any other document or materials relating to the Offer have been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations.  The Offer is being carried out in the Republic of Italy (Italy) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Accordingly, Noteholders or beneficial owners of the Notes that are located in Italy may tender Notes for purchase through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000.  Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom.  The communication of such documents and/or materials as a financial promotion is only being made to, and may only be acted upon by, those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order)) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offer is not being made, directly or indirectly, to the public in the Republic of France (France). This announcement, the Tender Offer Memorandum and any other document or material relating to the Tender Offer have only been and shall only be distributed in France to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129. This announcement, the Tender Offer Memorandum has not been and will not be submitted for clearance to nor approved by the Autorité des marches financiers.

For further information please contact:

Investor Relations:

(Stuart Ford, Matthew Kay, Rakesh Patel)           +44 (0)1895 512176                   +44 (0)7527 419 431

Media Relations:

(Yasmin Diamond, Mark Debenham):                 +44 (0)1895 512097                   +44 (0)7527 424 046

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,900 hotels and approximately 883,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	29 September 2020